SECURI 13026126 IISSION

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2013
WASH, D.C.
193

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 41372 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Bullish Bob Bagley Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2535-A Cedar Springs
(No. and Street)

| Dallas | Texas | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **1842 FM 1566 W.** | Celeste | **Texas** | **75423** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert M. Bagley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullish Bob Bagley Securities, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

B[3]

Signature

Pres.-Treas.-bull / CEO

Title

Judy Anderson

Notary Public

JUDY ANDERSON
Notary Public, State of Texas
My Comm. Expires 10/19/2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BULLISH BOB BAGLEY SECURITIES, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2013

## CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bullish Bob Bagley Securities, Inc.

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. (the Company) as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 7, 2013

**BULLISH BOB BAGLEY SECURITIES, INC.**
**Statement of Financial Condition**
**September 30, 2013**

## ASSETS

| | |
|---|---|
| Cash | $ 229 |
| Commissions receivable | 1,548 |
| Marketable equity securities | 11,525 |
| Clearing deposit | 15,000 |
| Property and equipment, net | - |
| **TOTAL ASSETS** | $ 28,302 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### Liabilities

| | |
|---|---|
| Payable to clearing broker/dealer | $ 7,680 |

### Stockholder's Equity

| | |
|---|---|
| Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 69,901 |
| Accumulated deficit | (50,279) |
| TOTAL STOCKHOLDER'S EQUITY | 20,622 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 28,302 |

See notes to financial statements.

**BULLISH BOB BAGLEY SECURITIES, INC.**
**Statement of Income**
**Year Ended September 30, 2013**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 40,922 |
| TOTAL REVENUE | 40,922 |
| **Expenses** | |
| Occupancy and equipment | 19,815 |
| Clearing charges | 14,836 |
| Professional fees | 3,915 |
| Other expenses | 3,007 |
| Regulatory fees and expenses | 2,389 |
| Interest | 639 |
| Compensation and related costs | 340 |
| TOTAL EXPENSES | 44,941 |
| Net loss before other loss | (4,019) |
| **Other Loss** | |
| Unrealized loss on marketable equity securities | 5,693 |
| **NET LOSS** | $ (9,712) |

See notes to financial statements.

**BULLISH BOB BAGLEY SECURITIES, INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended September 30, 2013**

| | Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at September 30, 2012 | 1,000 | $ 1,000 | $ 68,001 | $ (40,567) | $ 28,434 |
| Additional capital contributed | - | - | 1,900 | - | 1,900 |
| Net loss | - | - | - | (9,712) | (9,712) |
| Balances at September 30, 2013 | 1,000 | $ 1,000 | $ 69,901 | $ (50,279) | $ 20,622 |

See notes to financial statements.

**BULLISH BOB BAGLEY SECURITIES, INC.**
**Statement of Cash Flows**
**Year Ended September 30, 2013**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (9,712) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Unrealized loss on marketable equity securities | 5,693 |
| Changes in assets and liabilities | |
| Decrease in commissions receivable | 1,998 |
| Decrease in payable to clearing broker/dealer | (2,372) |
| Net cash used in operating activities | (4,393) |
| **Cash flows from financing activities:** | |
| Additional capital contributed | 1,900 |
| Net change in cash | (2,493) |
| Cash at beginning of year | 2,722 |
| Cash at end of year | $ 229 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 639 |
| Income taxes | $ - |

See notes to financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bullish Bob Bagley Securities, Inc. (the Company) was organized in May 1989 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The majority of the Company's customers are located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and payable to clearing broker/dealer are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Marketable Equity Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using an accelerated method over estimated lives of three to seven years

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

As of September 30, 2013, open Federal tax years include the tax years ended September 30, 2010 through September 30, 2012.

The Company is also subject to state income taxes.

## Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $1,000 per month. The agreement also requires the Company to maintain a minimum of $15,000 as a deposit in an account with the clearing broker/dealer.

## Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $18,893, which was $13,893 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

## Note 4 - Fair Value / Marketable Equity Securities

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2013.

Mutual fund: Valued at the daily closing price as reported by the fund.

Exchange traded fund: Valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

**Note 4 - Fair Value / Marketable Equity Securities (continued)**

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2013

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Marketable Equity Securities | $ 11,525 | $ - | $ - | $ 11,525 |

Marketable equity securities consist of holdings in one mutual fund and one exchange traded fund. Cost and fair value of marketable equity securities at September 30, 2013, are as follows:

| Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|
| $ 113,536 | $ - | $ 102,011 | $ 11,525 |

**Note 5 - Property and Equipment**

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

| | |
|---|---|
| Furniture and fixtures | $ 41,063 |
| Office equipment | 2,718 |
| | 43,781 |
| Accumulated depreciation | (43,781) |
| | $ - |

There was no depreciation expense for the year.

**Note 6 - Income Taxes**

The Company's has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $12,000 available to offset future taxable income, which begins expiring in 2028. The net operating loss carryforward and cumulative unrealized loss on marketable securities creates a deferred tax asset of approximately $17,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

**Note 7 - Related Party Transactions**

The sole shareholder generated substantially all of the Company's revenue for the year ended September 30, 2013.

**Note 8 - Office Lease**

The Company currently leases office space on a month-to-month basis. The monthly lease payment is currently $1,250. Office rent for the year totaled $13,750 and is reflected in the accompanying statement of income as occupancy and equipment costs.

**Note 9 - Off-Balance-Sheet Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

**Note 10 - Concentration of Credit Risk**

The Company has $28,073, or approximately 99%, of its total assets in commissions receivable, marketable equity securities and a clearing deposit due from or held at the Company's clearing broker/dealer.

**Note 11 - Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

**Note 12 - Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2013, through November 7, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

## Schedule I

**BULLISH BOB BAGLEY SECURITIES, INC.**
**Supplementary Information**
**Pursuant to Rule 17a-5**
**September 30, 2013**

### Computation of Net Capital

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 20,622 |
| Deductions and/or charges | |
| Non-allowable assets: | - |
| Total deductions and/or charges | - |
| Net capital before haircuts on securities | 20,622 |
| Haircuts on securities | |
| Marketable equity securities | 1,729 |
| Net Capital | $ 18,893 |
| Aggregate indebtedness | $ - |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 13,893 |
| Ratio of aggregate indebtedness to net capital | Zero to 1 |

### Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2013 as filed by Bullish Bob Bagley Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

### Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

### Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

### SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Bullish Bob Bagley Securities, Inc.

In planning and performing our audit of the financial statements of Bullish Bob Bagley Securities, Inc. (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 7, 2013